Exhibit 1.1

MEMORANDUM OF ASSOCIATION
(free translation)

1.	Company's name:

1.1.	In English - R.V.B. Holdings Ltd.

1.2.	In Hebrew - אר.וי.בי. אחזקות בע"מ

2.	Company's purposes:

2.1.	The design, development, manufacture and marketing of advanced training systems for military purposes.

2.2.	To engage in such other activities, as necessary or deemed necessary to carry out the foregoing purpose.

2.3.	To engage in any legal and lawful business.

3.	The liability of the Company's shareholders is limited.

The registered share capital of the Company is NIS 500,000,000 (four hundred million New Israeli Shekels) divided into 500,000,000 (four hundred million) shares of par value NIS 1.00 each.

We, the undersigned herein, wish to incorporate as a company according to this Memorandum of Association and agree that each of us will take the number of Company share capital listed next to our names:

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